UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Laureate Education, Inc.

(Name of Issuer)

Common Stock, $0.004 par value per share

(Title of Class of Securities)

518613203

(CUSIP Number)

Jason Ment

President and Co-COO

StepStone Group LP

450 Lexington Ave, 31st Floor

New York, NY 10017

Telephone: (212) 351-6121

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518613203

1.	Names of Reporting Persons 2007 Co-Investment Portfolio L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 86,147,116*
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 1,211,403*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,147,116*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 39.2%
14.	Type of Reporting Person (See Instructions) PN

*	See Item 5 for more information.

CUSIP No. 518613203

1.	Names of Reporting Persons StepStone Capital Partners II Onshore, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 86,147,116*
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 614,785*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,147,116*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 39.2%
14.	Type of Reporting Person (See Instructions) PN

*	See Item 5 for more information.

CUSIP No. 518613203

1.	Names of Reporting Persons StepStone Capital Partners II Cayman Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 86,147,116*
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 769,316*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,147,116*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 39.2%
14.	Type of Reporting Person (See Instructions) PN

*	See Item 5 for more information.

CUSIP No. 518613203

1.	Names of Reporting Persons StepStone Co-Investment Funds GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 86,147,116*
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 2,595,504*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,147,116*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 39.2%
14.	Type of Reporting Person (See Instructions) PN; OO (Investment Manager)

*	See Item 5 for more information.

CUSIP No. 518613203

1.	Names of Reporting Persons StepStone Group LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 86,147,116*
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 2,595,504*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,147,116*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 39.2%
14.	Type of Reporting Person (See Instructions) PN; IA; HC

*	See Item 5 for more information.

CUSIP No. 518613203

1.	Names of Reporting Persons StepStone Group Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 86,147,116*
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 2,595,504*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,147,116*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 39.2%
14.	Type of Reporting Person (See Instructions) PN; IA; HC

*	See Item 5 for more information.

CUSIP No. 518613203

1.	Names of Reporting Persons Darren M. Friedman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

*	See Item 5 for more information.

Explanatory Note

This Amendment No. 3 (“Amendment No. 2”) to Schedule 13D relates to the shares of Class A common stock, par value $0.004 per share (the “Class A Common Stock”), of Laureate Education, Inc., a Delaware public benefit corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the reporting persons on February 16, 2017 and subsequently amended on April 25, 2018 and November 20, 2018 (as amended prior to the date hereof, the “Original Filing”, and as amended by this Amendment No. 3, the “Statement”). This Amendment No. 3 is being filed to reflect the sale by Wengen, on behalf of certain Wengen Investors, of 15,000,000 shares of the Class A Common Stock in an underwritten public offering on September 12, 2019 (the “Offering”). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Original Filing. Capitalized terms used but not defined have the meaning given them in the Original Filing.

Item 2.	Identity and Background

As of the date of this Amendment No. 3, the director designated by Stepstone, Mr. Darren Friedman, has resigned from Wengen GP’s board of directors.

Item 4.	Purpose of the Transaction

On September 9, 2019, the Issuer commenced an underwritten secondary public offering (the “Offering”) of 15,000,000 shares of Class A Common Stock (the “Securities”) on behalf of Wengen as the sole selling stockholder, plus up to an additional 2,250,000 shares of Class A Common Stock subject to a 30-day over-allotment option granted to the Underwriter (as defined below), pursuant to a preliminary prospectus supplement filed by the Issuer with the SEC on September 9, 2019 under the Issuer’s registration statement on Form S-3 (File No. 333-224405). Also on that date, the Offering was priced and the Issuer and Wengen entered into the Underwriting Agreement (as defined below) with the Underwriter. On September 12, 2019, Wengen consummated its sale of the Securities in the Offering, all upon conversion of an equal number of shares of Class B Common Stock held by Wengen, as contemplated by the Underwriting Agreement and set forth in the final prospectus supplement filed by the Issuer with the SEC on September 11, 2019 (the “Supplement”). The Selling Stockholder received net proceeds (before expenses) of $250,800,000 (or $16.72 per share) from the sale of the Class A Common Stock. Morgan Stanley & Co. LLC (the “Underwriter”) acted as the representative of the several underwriters named in Schedule A to the Underwriting Agreement in the Offering. For additional information regarding the Underwriting Agreement, see Item 6 below.

Of the shares sold by Wengen in the Offering, 233,575, 292,748 and 460,922 shares were sold on behalf of StepStone Capital Partners II Onshore, L.P., StepStone Capital Partners II Cayman Holdings, L.P. and 2007 Co-Investment Portfolio, L.P., respectively.

As a result of Wengen’s sale of shares of Common Stock in the Offering, Wengen and its investors ceased to own at least 40% of the Issuer’s Common Stock, and, consequently, Wengen’s right under the Wengen Securityholders Agreement to designate directors to serve on the Issuer’s board of directors terminated. In addition, because of the reduction in the percentage of the Common Stock beneficially owned by StepStone resulting from its sale of shares of Common Stock in the Offering, StepStone’s right to designate directors to serve on the Wengen GP’s board of directors terminated. As of the date of this Amendment No. 3, each of the directors designated by Wengen continues to serve on the Issuer’s board of directors. As of the date of this Amendment No. 3, the director designated by Stepstone, Mr. Friedman, has resigned from Wengen GP’s board of directors.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and supplemented as follows:

The StepStone Persons may be deemed to beneficially own an aggregate of 86,147,116 shares of Class A Common Stock, which represents, in the aggregate, approximately 39.2% of the outstanding shares of the Issuer’s Class A Common Stock, calculated pursuant to Rule 13d-3 of Exchange Act, as a result of their indirect ownership of Class B Common Stock through Wengen.

Wengen beneficially owns an aggregate of 86,147,116 shares of Class B Common Stock, which are convertible by Wengen on a one-for-one basis into shares of Class A Common Stock at the discretion of the general partner of Wengen or upon transfer, subject to the terms of the Issuer’s Amended and Restated Certificate of Incorporation.

None of the shares held by Wengen and over which the StepStone Funds may be deemed to have voting and investment power were sold in the Offering. As stated in the Original Filing, the StepStone Funds may be deemed to have voting and investment power over 2,595,504 shares of Class B Common Stock owned directly by Wengen. Such shares represent 0.1% of all outstanding shares of the Issuer’s Common Stock.

The aggregate percentage of beneficial ownership in this Statement for purposes of calculations under Rule 13d-3 is based on an aggregate of 219,953,332 shares of Class A Common Stock, which includes (1) 133,806,216 shares of Class A Common Stock outstanding as of September 12, 2019, as set forth in the prospectus supplement filed by the Issuer and (2) 86,147,116 shares of Class A Common Stock that Wengen may acquire upon the conversion of the Class B Common Stock owned by Wengen.

The above does not include additional shares of Class B Common Stock owned by employees, directors and former employees and directors of the Issuer over which Wengen has been granted a voting proxy (but no rights with respect to conversion of such shares of Class B Common Stock into shares of Class A Common Stock) pursuant to Management Stockholders Agreements, further described in Item 6. As set forth in the Issuer’s Schedule 14A Proxy Statement with respect to the annual meeting of stockholders filed by the Issuer with the SEC on April 12, 2019, an aggregate of 540,872 shares of Class B Common Stock were subject to such voting proxy as of February 28, 2019.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

Wengen (the “Selling Stockholder”) agreed to sell to the Underwriter, and the Underwriter agreed to purchase from the Selling Stockholder, the Securities in the Offering at a purchase price of $16.72 per share, pursuant to, and subject to the terms and conditions of, an Underwriting Agreement (the “Underwriting Agreement”), dated September 9, 2019, entered into by Wengen (as the Selling Stockholder), the Issuer and the Underwriter. In connection with the Offering, on September 9, 2019 Wengen also entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with the Underwriter. The Lock-Up Agreement provides that Wengen will not offer, sell, contract to sell, pledge or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock or securities convertible into or exchangeable or exercisable for any shares of Class A Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Class A Common Stock, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the Underwriter, for a period of 60 days after the date of the final prospectus supplement used to sell securities in the Offering (subject to certain exceptions and termination provisions specified in the Lock-Up Agreement).

The descriptions of the Underwriting Agreement and Lock-up Agreement set forth above in this Item 6 do not purport to be complete and such descriptions are qualified in their entirety by reference to the full text of such documents, which documents are included as exhibits to this Statement and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

Exhibit J.  Underwriting Agreement dated September 9, 2019 (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer on September 12, 2019).

Exhibit K.  Lock-up Agreement dated September 9, 2019 (incorporated herein by reference to Exhibit O to Amendment No. 5 to Schedule 13D, filed by Wengen Alberta, Limited Partnership on September 23, 2019).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2019

2007 CO-INVESTMENT PORTFOLIO L.P.
By its general partner, STEPSTONE CO-INVESTMENT FUNDS GP, LLC

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	President and Co-COO

STEPSTONE CAPITAL PARTNERS II ONSHORE, L.P.
By its general partner, STEPSTONE CO-INVESTMENT FUNDS GP, LLC

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	President and Co-COO

STEPSTONE CAPITAL PARTNERS II CAYMAN HOLDINGS, L.P.
By its general partner, STEPSTONE CO-INVESTMENT FUNDS GP, LLC

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	President and Co-COO

STEPSTONE CO-INVESTMENT FUNDS LP, LLC

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	President and Co-COO

STEPSTONE GROUP LP
By its general partner, STEPSTONE GROUP HOLDINGS LLC

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	President and Co-COO

STEPSTONE GROUP HOLDINGS LLC

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	President and Co-COO